Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERXION HOLDING N.V.

June 28, 2019

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.interxion.com

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i  Please detach along perforated line and mail in the envelope provided.  i

⬛ 00033333333330333000 3	062819

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER.

IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice.

			FOR	AGAINST	ABSTAIN
	1.	To adopt the Dutch statutory annual accounts of the Company for the financial year ended December 31, 2018;	☐	☐	☐
	2.	To discharge the members of the Board from certain liabilities for the financial year ended December 31, 2018;	☐	☐	☐
	3.	To re-appoint Jean Mandeville as Non-Executive Director;	☐	☐	☐
	4.	To re-appoint David Ruberg as Executive Director;	☐	☐	☐
	5.	To increase the annual cash compensation for our Chairman;	☐	☐	☐
	6.	To award restricted shares to our Non-Executive Directors;	☐	☐	☐
	7.	To award performance shares to our Executive Director for the performance year 2016;	☐	☐	☐
8.

To designate the Board as the corporate body authorized for a period of 18 months to issue shares and to grant rights to subscribe for shares in the share capital of the Company for up to 2,035,547 shares for the Company’s employee incentive schemes;

			☐	☐	☐
	9.	To designate the Board as the corporate body authorized for a period of 18 months to restrict or exclude pre-emption rights when issuing shares in relation to employee incentive schemes;	☐	☐	☐
10.

To designate the Board as the corporate body for a period of 18 months authorized to issue shares and to grant rights to subscribe for shares for up to 10% of the current issued share capital of the Company at such a price and on such conditions as determined for each issue by the Board for general corporate purposes;

			☐	☐	☐
	11.	To designate the Board as the corporate body for a period of 18 months authorized to restrict or exclude pre-emption rights when issuing shares for general corporate purposes;	☐	☐	☐
	12.	To appoint KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ended December 31, 2019; and	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	13.	To transact such other business as may properly come before the Annual General Meeting or any adjournments thereof.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ∎	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	∎

☐                         ⬛

INTERXION HOLDING N.V.

PROXY CARD

Annual General Meeting of Shareholders

June 28, 2019

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Annual General Meeting of InterXion Holding N.V. to be held at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, on Friday, June 28, 2019 beginning at 9:00 CET, and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

(Continued and to be signed on the reverse side)

⬛ 1.1	14475 ⬛